Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD. 7 GOLDA MEIR ST., WEIZMANN SCIENCE PARK NESS ZIONA, 7403650, ISRAEL

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Daylight Time on March 31, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Daylight Time on March 31, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V63182-S10124	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

SOL-GEL TECHNOLOGIES LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
	For	Against	Abstain
1.
To approve a reverse share split of the Company’s Ordinary Shares at a ratio within a range of 2 for 1 to 10 for 1, which final ratio is to be determined by our Board of Directors, to be effective on a date to be determined by our Board of Directors within 12 months of the Meeting, and to approve the amendment of our Articles of Association accordingly.
	☐	☐	☐

2.
To approve the renewal of an updated version of the Compensation Policy for the Company’s directors and officers for an additional three-year period in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.
	☐	☐	☐

By executing this proxy card you will be deemed to confirm that you are NOT a Controlling Shareholder and do NOT have a Personal Interest (as such terms are defined in the Proxy Statement) in the approval of Proposal 2. If you are a Controlling Shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal 2), please notify the Company as described on the reverse side of this proxy card.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V63182-S10124

SOL-GEL TECHNOLOGIES LTD.
Proxy for Special Meeting of Shareholders
on April 1, 2025
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Adv. Tami Fishman Jutkowitz and Eyal Ben-Or and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Special Meeting of Shareholders of Sol-Gel Technologies Ltd., to be held at9:00 AM (Eastern Daylight Time (4:00 p.m. Israel time)) on April 1, 2025 at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 919 Third Avenue, New York, NY 10022, and at any adjournments or postponements thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Important Note: By executing this proxy card on the reverse side, the undersigned shareholder will be deemed to confirm that such shareholder is NOT a Controlling Shareholder and does NOT have a Personal Interest (as such terms are defined in the Proxy Statement) in the approval of Proposal 2. If you are a Controlling Shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority required for approval of Proposal 2), please notify the Company’s General Counsel, Tami Fishman Jutkowitz, at +972-73-3326233 or tami.fishman@sol-gel.com, who will advise you as to how to submit your vote for this proposal. If shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or have a Personal Interest, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Continued and to be signed on reverse side